August 20, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Charles Eastman and Claire Erlanger

Re:	FiEE, Inc.

Form 10-K for the Year Ended December 31, 2024

Response letter dated July 28, 2025

File No. 001-37649

Dear Mr. Eastman and Ms. Erlanger:

FiEE, Inc. (the “Company”), hereby responds to the comment provided by the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated August 6, 2025 (the “Comment Letter”) regarding the Company’s Form 10-K for the fiscal year ended December 31, 2024. Set forth below in bold font is the comment of the Staff contained in the Comment Letter and immediately below the comment is the response of the Company with respect thereto.

Response letter dated July 28, 2025

Form 10-K for the Year Ended December 31, 2024

Form 8-K filed April 10, 2025, page 1, page 1

1.	We note your response to our comment number 1. In light of the accounting error and non-reliance on previously issued financial statements, please tell us what consideration you gave to including your conclusions on effectiveness of disclosure controls and procedures and internal control over financial reporting (as applicable) in your amended filings. Additionally, please tell us what consideration your certifying officers have given to the conclusions disclosed in your Form 10-K for the year ended December 31, 2024 indicating that you had effective disclosure controls and procedures and internal control over financial reporting as of December 31, 2024.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that on August 20, 2025, the Company filed amendments to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2025 to revise its conclusions on the effectiveness of disclosure controls and procedures and internal control over financial reporting.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
August 20, 2025

If you should have any questions concerning the enclosed matters, please feel free to contact our counsel, Jonathan M. Barron of K&L Gates LLP, at jonathan.barron@klgates.com or by telephone at (212) 536-3915 or Justin H. Kleckner of K&L Gates LLP, at justin.kleckner@klgates.com or by telephone at (615) 514-1806.

Sincerely,

/s/ Li Wai Chung
Li Wai Chung
Chief Executive Officer and President